OMB APPROVAL
OMB Number: 3235-0058
Expires: August 31, 2015
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
0-19961

CUSIP NUMBER
N6748L102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Orthofix International N.V.
Full Name of Registrant

Former Name if Applicable

7 Abraham de Veerstraat
Address of Principal Executive Office (Street and Number)

Curaçao
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

As previously disclosed, the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of Orthofix International N.V. (the “Company”) has commenced an independent review, with the assistance of outside professionals, of matters relating to revenue recognition for prior periods.

Although the Audit Committee review remains at a preliminary stage, on August 5, 2013, the Audit Committee concluded, after consultation with management and the Company’s independent registered public accounting firm, that certain revenues recognized during 2011 and 2012, upon further evaluation, should not have been recognized or should not have been recognized during the periods in which they were recognized. As a result of the foregoing, on August 5, 2013, the Audit Committee concluded, after consultation with management and the outside auditors, that the Company’s previously issued consolidated financial statements as of and for the fiscal years ended December 31, 2011 and December 31, 2012 (as well as the interim quarterly periods within such years), as well as for the interim quarterly period ended March 31, 2013, should no longer be relied upon. On August 6, 2013, the Board ratified the foregoing conclusion by the Audit Committee.

Management continues to assess the Company’s disclosure controls and procedures and internal control over financial reporting for current and prior periods. Management does not expect to reach a final conclusion on the effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures until completion of the restatement process, but expects to report in future or amended filings the existence of one or more material weaknesses in the Company’s internal control over financial reporting relating to the restatement.

The Audit Committee is continuing its review. At this time, the Company cannot predict the aggregate amount of revenue that will ultimately be restated, whether additional periods beyond those referenced above will be affected, the final outcome or timing of the Audit Committee’s continuing review of these matters, or the timing of the Company’s filing of restated financial statements for the affected annual and quarterly periods.

As a result of the foregoing, the Company is not presently able to file its quarterly report on Form 10-Q for the period ended June 30, 2013 (the “Form 10-Q”). At this time, the Company is unable to predict when the filing of the Form 10-Q will be made.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey M. Schumm	(214)	937-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒  Yes    ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes    ☐  No *See Footnote

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*	Pending completion of the Audit Committee’s review, the completion of the Company’s condensed consolidated financial statements for the quarter ended June 30, 2013 and the completion of the restatement of the Company’s previously issued consolidated financial statements, including the completion of the required reviews and audit of such financial statements by the Company’s independent registered public accounting firm, the Company is unable to provide a reasonable estimate at this time of its results of operations for the quarters ended June 30, 2013 and 2012.

Orthofix International N.V.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2013	By:	/s/ Jeffrey M. Schumm

		Name:	Jeffrey M. Schumm
		Title:	Chief Administrative Officer, General Counsel and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).